EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Joy Global Inc. for the registration of debt securities, warrants to purchase debt securities, shares of common stock, shares of preferred stock, warrants to purchase common stock, purchase contracts, units, depositary shares, or any combination of these securities with an aggregate initial offering price of up to $300,000,000 and to the incorporation by reference therein of our report dated December 15, 2004, with respect to the consolidated financial statements and schedule of Joy Global Inc. included in its Annual Report (Form 10-K) for the year ended October 30, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
December 15, 2004